

Mailstop 3233

May 27, 2016

<u>Via E-Mail</u>
Mark D. McHugh
SVP and Chief Financial Officer
Rayonier, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202

Re: Rayonier, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-6780

Dear Mr. McHugh:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
  Commodities